Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated June 28, 2010

2 Year Buffered Enhanced Participation Notes Linked to a Basket of Emerging Market Currencies Relative to the U.S. Dollar

Closes July 8, 2010 at 3:00 PM EDT

The Buffered Enhanced Participation Notes are designed for investors who seek a return at maturity (2 Years) of between 330% and 350% (the actual Participation Rate will be determined on the Trade Date) the appreciation, if any, of an equally weighted basket of currencies consisting of the Brazilian Real, the Indonesian Rupiah, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar.  The maximum possible Basket Performance will equal 100% and, therefore, the return on the securities is capped by the Participation Rate of 330% to 350%.

The investment will protect investors from the first 10% decline in the basket. However, if the Basket has declined by more than 10%, observed at maturity, investors will participate in the basket’s decline beyond its first 10% decline.

Any payment at maturity of the securities is subject to the credit of the Issuer.

Key Terms:
CUSIP:	2515A0 V4 2
Issuer:	Deutsche Bank AG, London Branch
Tenor:	24 months
Basket:
The securities are linked to the performance of an equally weighted basket consisting of the Brazilian real (“BRL”), the Indonesian rupiah (“IDR”), the Indian rupee (“INR”) and the Chinese renminbi (“CNY”) (each, a “Basket Currency,” together, the “Basket Currencies”) relative to the U.S. dollar.

Reference Currency:	U.S. Dollar
Participation Rate:	330.00% to 350.00% (TBD on the Trade Date)
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 face amount of securities as follows:
• If the Basket Performance is greater than zero,
$1,000 + ($1,000 x Basket Performance x Participation Rate).
• If the Basket Performance is less than or equal to zero but greater than or equal to -10%, $1,000.
• If the Basket Performance is less than -10%,
$1,000 + [$1,000 x (Basket Performance + Downside Protection)]; provided that the maximum loss on your investment will be $900 per $1,000 face amount of securities, subject to the credit of the Issuer.

Any payment at maturity of the securities is subject to the credit of the Issuer.
Downside Protection:	10%
Basket Performance:
The Basket Performance (expressed as a percentage) will be calculated as follows:
[(BRL Basket Currency Performance x 1/4) + (IDR Basket Currency Performance x 1/4) + (INR Basket Currency Performance x 1/4) + (CNY Basket Currency Performance x 1/4)]

Basket Currency Performance:	For each Basket Currency, the Basket Currency Performance will be calculated as follows: Basket Currency Starting Level – Basket Currency Ending Level Basket Currency Starting Level
Basket Currency Starting Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Basket Currency Ending Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the fixing sources. The Spot Rates for each Basket Currency is expressed as units of the respective Basket Currency per one U.S. dollar.

Trade Date:	July 9, 2010
Settlement Date:	July 14, 2010
Final Valuation Date:	July 11, 2012
Maturity Date:	July 16, 2012
Discounts and Commissions:
Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas (“DBTCA”) will receive a fee from the Issuer that will not exceed $22.00 per $1,000 face amount of securities.  DBSI and DBTCA, the agents for this offering, are affiliates of ours. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in term sheet No. 906ZZ.

See the Risk Factors set forth in term sheet 906ZZ and the accompanying product supplement ZZ.

Investor Suitability:

The securities may be suitable for investors who:

•
seek an investment with a return linked to the performance of four emerging market currencies: the Brazilian real, the Indonesian rupiah, the Indian rupee and the Chinese renminbi (the "Basket Currencies") relative to the U.S. dollar;

•	believe that the Basket Currencies will appreciate relative to the U.S. dollar during the term of the securities;
•
believe that interest rate spreads between the United States and the Basket Currency countries will increase, and that such increase will result in positive performance of the Basket Currencies relative to the U.S. dollar during the term of the securities;

•
believe that economic factors such as gross domestic product will be more favorable in the Basket Currency countries than in the United States, and that such economic factors will result in positive performance of the Basket Currencies relative to the U.S. dollar during the term of the securities;

•
believe that global commodity prices will increase, and believe that such increase in commodity prices will result in appreciation of the Basket Currencies relative to the U.S. dollar during the term of the securities;

•	are willing to risk losing up to 90% of their initial investment if the Basket Currencies depreciate relative to the U.S. dollar;
•	do not seek current income from this investment;

•	are willing to hold the securities to maturity, and are aware that there may be little or no secondary market for the securities;
•	are willing to invest in the securities based on the indicated participation rate range (the actual participation rate will be determined on the pricing date); and
•	are comfortable with the creditworthiness of Deutsche Bank AG, as issuer of the securities.

The securities may NOT be suitable for investors who:

•	do not seek an investment with exposure to the performance of the Basket Currencies relative to the U.S. dollar;
•	do not believe that the Basket Currencies will appreciate relative to the U.S. dollar during the term of the securities;
•	do not believe that trends relating to interest rates will result in positive performance of the Basket Currencies relative to the U.S. dollar during the term of the securities;
•
do not believe that economic trends, such as gross domestic product in the Basket Currency countries and in the United States, will result in positive performance of the Basket Currencies relative to the U.S. dollar during the term of the securities;

•	do not believe that trends relating to global commodity prices will result in appreciation of the Basket Currencies relative to the U.S. dollar during the term of the securities;
•	seek an investment that is 100% principal protected;
•	seek current income from this investment;
•	are unwilling or unable to hold the securities to maturity
•	prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities;
•	seek current income from their investments;
•	seek an investment for which there will be an active secondary market; or
•	are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as issuer of the securities.

Important Information and Disclosures

This document does not contain all the relevant terms and conditions. This document must be read in conjunction with term sheet No. 906ZZ, the accompanying product supplement ZZ, prospectus supplement and prospectus. Full details of the terms and conditions, including risk factors and tax treatment, associated with this instrument are described in term sheet No. 906ZZ, the accompanying product supplement ZZ, prospectus supplement and prospectus, which should be read carefully before investing.

We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.

Before entering into any transaction you should take steps to ensure that you understand and have made an independent assessment  of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

The past performance of securities, currency exchange rates or other instruments referred to herein does not guarantee or predict future performance. Please note: market values may be affected by a number of factors including commodity values, interest rates, volatility, time to maturity, dividend yields and issuer credit ratings.  These factors are interrelated in complex ways, and as a result, the effect of any one factor may be offset or magnified by the effect of another factor.

The securities referred to herein involve risks, which may include interest rate, currency, credit, political, liquidity, time value and market risk, and are not suitable for all investors.

These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.

We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

Deutsche Bank does not provide accounting, tax or legal advice.

“Deutsche Bank” means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world.  Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 906ZZ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 906ZZ, the fact sheet and this document if you so request by calling toll-free 1-800-311-4409.